Exhibit 99.1

Dehaier Medical Systems Ltd. Completes $20 Million Strategic Financing with Hangzhou Liaison Interactive Information Technology Co. Ltd.

Beijing, China – August 22, 2016, Dehaier Medical Systems Ltd. (Nasdaq: DHRM) (“Dehaier Medical” or the “Company”), which develops, markets and sells medical devices and wearable sleep respiratory products in China and international markets, today announced that the Company has completed its final closing under $20 million strategic financing with Hangzhou Liaison Interactive Information Technology Co. Ltd. (“Liaison Interactive” or the “Purchaser”), a publicly listed company on the Shenzhen Stock Exchange (Trading Ticker: 002280).

Pursuant to the Share Purchase Agreement (the “Agreement”), the Company sold 11,111,111 restricted common shares for a purchase price of US$1.80 per share for an aggregate of US$20,000,000 to Liaison Interactive. Liaison Interactive and its designees will also receive warrants to purchase 1,000,000 restricted common shares of the Company at a purchase price of US$2.20 per share. Dehaier Medical previously announced the sale of 620,414 shares on June 6, 2016. The final closing involved the sale of 10,490,697 shares. The investment funds after deducting fees and expenses (including expenses associated with the repurchase of certain outstanding warrants held by third parties) will be used for the development and marketing of Dehaier Medical wearable sleep apnea products business, and potential mergers and acquisitions. The Liaison Interactive investment will dramatically improve the Company’s ability to expand wearable medical device business and to launch other new smart wearable devices and mobile medical solutions over the next few years. It is an important step in the strategic transformation of the Company. After this investment, the company expects a more interactive and solid relationship with Liaison Interactive that will leverage Liaison’s resources, promote the development of Dehaier Medical’s intelligent medical business, accelerate the Company’s industrial layout on intelligence medical market, and further optimize Dehaier’s overall business strategies to increase market penetration and acceptance. Through this investment, Liaison Interactive will benefit from Dehaier Medical’s access to the medical intelligent hardware market, expanding its intelligent hardware expertise.

About Dehaier Medical Systems Ltd.

Dehaier Medical develops, markets and sells medical products, including medical devices and wearable sleep respiratory products in China and international markets. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. Dehaier is committed to becoming the solution provider of medical smart wearable devices and professional services. Dehaier is transforming from a traditional medical equipment supplier to a high-tech enterprise in the field of mobile medical and smart wearable devices. The main business of Dehaier is providing overall solutions including accurate screening, efficient treatment and treatment evaluation for obstructive sleep apnea syndrome (“OSAS”) patients. With the cutting-edge photoplethysomography analysis technology and state-of-the-art sleep diagnosis device, Dehaier made the first application of cloud technology in sleep medicine by managing to upload patients’ records, patient information management, and analysis to the cloud. Dehaier Medical provides sleep diagnostic products and services for inpatients and outpatients in Chinese medical institutions including chronic diseases therapy departments in public hospitals, patients in private physical examination centers and VIP customers of life insurance companies. Dehaier Medical’s technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

About Hangzhou Liaison Interactive Information Technology Co. Ltd.

Liaison Interactive, formerly known as Beijing Digital Grid Technology Co., Ltd. was founded in 2007 as a leading mobile Internet product and services provider in the industry. On October 24, 2014, China Securities Regulatory Commission approved the asset restructuring application of Beijing Digital Grid Technology Co., ltd. and the listed company Hangzhou New Century Information Technology Co., Ltd. After the restructuring, listed entity Liaison Interactive (002280) became China’s first listed mobile Internet company. Liaison Interactive has three core business units. Digital Grid Department focuses on innovations in products and technologies. Interactive Entertainment Department focuses on mobile game developing and operating. Intelligent Hardware Department focuses on one of most important business strategies striving to be a world-class developer. Based in Beijing, Liaison Interactive has set up subsidiaries and branches in Shanghai, Guangzhou, Hong Kong, Shenzhen, Hangzhou, Nanjing, Shenyang and the U.S. For more information, please visit http://www.lianluo.com

For more information, please contact:

Dehaier Medical Systems Limited

Mary Li

+86 10-5166-0080 ext. 211

investors@dehaier.com.cn